

RECEIVED

11th July 2007





07025310

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

PROCESSED

JUL 2 0 2007

THOMSON
FINANCIAL

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Registered in England & Wales at the above address. Company No. 286773

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	14:10 11-Jul-07
Number	0761A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 10th July 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had transferred 896,730 Ordinary Shares out of the Trust in satisfaction of the exercise of share options previously granted by the Company under its Executive Share Option Scheme 2004.

Following this transfer of shares out of the Trust, the Trust holds a total of 5,341,644 Ordinary Shares representing 1.90% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Morgan Crucible

12th July 2007



RECEIVED

2007 ... P 1: 43

FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK   Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Registered in England & Wales at the above address. Company No 286773

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:07 11-Jul-07
Number	0982A

The Morgan Crucible Company plc announces that on 11 July 2007 it purchased for cancellation from Citigroup Global Markets Limited 50,000 ordinary shares at an average price of 300 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 280,670,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 280,670,142.

The above figure 280,670,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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